

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 7, 2017

Kevin T. Hardy
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, IL 60606

Re: Advent/Claymore Enhanced Growth & Income Fund, File No. 812-14686

Dear Mr. Hardy:

By Form APP-WD filed with the Securities and Exchange Commission on June 23, 2017, you requested that the above-referenced application, filed on August 10, 2016, and amended on December 20, 2016, March 10, 2017, March 15, 2017 and March 24, 2017, under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Robert Shapiro

Robert Shapiro
Branch Chief

cc: Edward C. Delk, Secretary of Applicant